Filed by Penn Virginia GP Holdings, L.P. pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

Penn Virginia Resource Partners, L.P American Association of Individual Investors Philadelphia Chapter 10/26/2010 NYSE: PVR www.pvresource.com

Forward-Looking Statements
Certain statements contained herein that are not descriptions of historical facts are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.
Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, the following:
the volatility of commodity prices for natural gas, NGLs and coal; our ability to access external sources of capital; any impairment write-downs of our assets; the relationship between natural gas, NGL and coal prices; the projected demand for and supply of natural gas, NGLs and coal; competition among producers in the coal industry generally and among natural gas midstream companies; the extent to which the amount and quality of actual production of our coal differs from estimated recoverable coal reserves; our ability to generate sufficient cash from our businesses to maintain and pay the quarterly distribution to our general partner and our unitholders;
the experience and financial condition of our coal lessees and natural gas midstream customers, including our lessees’ ability to satisfy their royalty, environmental, reclamation and other obligations to us and others; operating risks, including unanticipated geological problems, incidental to our coal and natural resource management or natural gas midstream businesses; our ability to acquire new coal reserves or natural gas midstream assets and new sources of natural gas supply and connections to third-party pipelines on satisfactory terms; our ability to retain existing or acquire new natural gas midstream customers and coal lessees; the ability of our lessees to produce sufficient quantities of coal on an economic basis from our reserves and obtain favorable contracts for such production; the occurrence of unusual weather or operating conditions including force majeure events; delays in anticipated start-up dates of our lessees’ mining operations and related coal infrastructure projects and new processing plants in our natural gas midstream business; environmental risks affecting the mining of coal reserves or the production, gathering and processing of natural gas; the timing of receipt of necessary governmental permits by us or our lessees; hedging results; accidents; changes in governmental regulation or enforcement practices, especially with respect to environmental, health and safety matters, including with respect to emissions levels applicable to coal-burning power generators; uncertainties relating to the outcome of current and future litigation regarding mine permitting; risks and uncertainties relating to general domestic and international economic (including inflation, interest rates and financial and credit markets) and political conditions (including the impact of potential terrorist attacks);
and other risks set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
Additional information concerning these and other factors can be found in our press releases and public periodic filings with the
Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2009.  Many of the factors that will determine our future results are beyond the ability of management to control or predict.  Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof.  We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Diversified, Relatively Low-Risk Asset Base
Strategically Located Coal Reserves and Midstream Assets
Stable and Predictable Coal Royalty Business
Solid Balance Sheet and Attractive Yield
Stable Cash Flows and Distribution Coverage
Well Positioned to Capitalize on Partnership Momentum & Industry Trends
Hedged Midstream Business with Growing Fee-Based Volumes
Key Investment Highlights

Current Structure
Penn Virginia
Resource Partners,
L.P.
(NYSE: PVR)
Public
Unitholders
32.7 MM
Common Units
60.4% LP interest
Penn Virginia
GP Holdings, L.P.
(NYSE: PVG)
Public
Unitholders
39.1 MM
Common Units
100% LP interest
Penn
Virginia
Resource
GP, LLC
100% ownership
2% GP Interest
and Incentive
Distribution Rights
37.6% LP interest
19.6 MM PVR Common Units
Notes:
1) Chart displays simplified organizational structure
2) Units outstanding and ownership interests are rounded
approximations
Penn Virginia
Operating Co., LLC
and its subsidiaries

Penn Virginia Resource Partners

Penn Virginia Resource Partners

Coal royalty business, not coal mining
Managed coal properties since 1882
Controls 829 MM tons of high quality coal
reserves (24 year R/P ratio)
Long-term leases with experienced operators
Ancillary businesses include coal services,
timber and gas royalties
Coal & Natural Resource Management
~ 2/3 of 2009 Adjusted EBITDA
(1)
Natural Gas Midstream
~ 1/3 of 2009 Adjusted EBITDA
(1)
$185 million of 2009 Adjusted EBITDA
(1)
Traditional gathering and processing business
Assets are located in attractive natural gas
basins with long-lived reserves
– 4,118 miles of pipelines
– 6 processing facilities
– 400 MMcfd of capacity
Average throughput volume 332 MMcfd in
2009
(1)
Adjusted EBITDA is a non-GAAP financial measure. See Appendix for a reconciliation of Adjusted EBITDA to net income and cash flow from operations
Overview

Coal & Natural Resource Management
San Juan
Basin
Northern
Appalachia
Illinois
Basin
Central
Appalachia
Coal reserves located in major supply basins
Access to major coal hauling railroads and
inland waterways
Close proximity to power generation facilities
Gathering systems located in major gas basins
Reserves in Oklahoma, North Texas and East
Texas are moderately declining and long-
lived
Significant growth potential from Marcellus
Shale
Crossroads
Arkoma
Panhandle
North Texas
Thunder Creek
Hamlin
Natural Gas Midstream
Marcellus
Crescent
Strategically Located Assets

Coal and Natural Resource Management 7

~ 2/3 of 2009 Adjusted EBITDA
(1)
(1)
Adjusted EBITDA is a non-GAAP financial measure. See Appendix for a reconciliation of Adjusted EBITDA to net income and cash flow from operations
(2)
Does not include June 2010 acquisition of 10 millions tons of Pittsburgh Seam reserves.  With that acquisition, the N. Appalachia R/P ratio is 8.8 years
Coal & Natural Resource Management
33.0 603.9 18.3
Central
Appalachia
5.0 37.4 7.5
San Juan
Basin
34.9 163.9 4.7 Illinois Basin
6.2 23.4 3.8
Northern
Appalachia (2)
R/P
Ratio
(years)
Proven /
Probable
Reserves
(MM tons)
2009 Lease
Production
(MM tons)
Region
24.2 years R/P Ratio:
828.6 MM tons Proved / Probable Reserves:
34.3 MM tons 2009 Lease Production
Coal Production & Reserves

BTUs (Quadrillions)
2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 2027 2029 2031 2033 2035

KWH (billions)

2008 dollars per million Btu

Coal – Attractive Long Term Fundamentals
EIA
(1)
forecasts that coal:
usage will continue to increase for next
25 years
will continue to be the dominant fuel for
electric power generation in the U.S.
will retain its cost advantage as the
cheapest energy source
(1)
Annual Energy Outlook 2010 (March 2010), Energy Information Administration (EIA)
Coal
Liquid Fuels
Natural Gas
Other
0
20
40
60
80
100
120
140
U.S. Energy Supply Composition By Primary Source
Fuel Oil
Natural Gas
Steam Coal
0
5
10
15
20
25
Coal
Petroleum
Natural Gas
Nuclear
Other
0
1000
2000
3000
4000
5000
6000
Energy Prices
(2)
U.S. Electrical Generation By Fuel Type
(2)
Prices paid for energy by Electric Generation Sector as reported by EIA

Penn Virginia Resource Partners

Spot Coal Prices ($/Ton)
Quarterly Revenue ($Millions)
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10

Coal Royalty vs. Coal Operator
Coal royalty – not a coal mining operation
Historical Coal Prices vs. Coal Royalty Revenue
Majority of our royalty payments (82%) are based on the higher of a percentage of the gross sales price or a fixed price per ton
– Our lessees generally sell their coal under long-term fixed-price contracts (1 – 5 years), which provides cash flow stability
Contracts with our lessees are long-term, with an average life of 10 – 15 years
No direct exposure to mine operating costs and risks or reclamation costs
Minimal maintenance capital expenditure requirements
Coal Royalty Business - Stable and Predictable
High Low Reclamation Exposure
High Low
Social Costs
(e.g. benefits, black lung)
High Medium Reinvestment Requirements
Variable High Cash Flow Stability
Variable High Operating Margins
Coal Operator Coal Royalty Characteristic
0
20
40
60
80
100
120
140
0
5
10
15
20
25
30
35
40
Quarterly Coal Royalty Revenue
Central Appalacia
Illinois Basin

Charleston
Huntington
Madison
Beckley
WEST VIRGINIA
KENTUCKY
Williamson
Pikeville
Grundy
Richlands
VIRGINIA
Lebanon
Abingdon
Big Stone Gap
119
52
460
19
13

64
INDIANA
ILLINOIS
Evansville
Henderson
Owensboro
Sebree
KENTUCKY

Consists of a combination of surface and
underground mines located in KY, VA and WV
Lessees customers are primarily electric
utilities
Coal is higher quality, lower sulfur
Proximity to East Coast ports make these mines
an ideal source of exports
Central Appalachia (73% of Reserves) Illinois Basin (20% of Reserves)
Comprised of properties in southern Illinois and
western Kentucky
Acquired 169 MM tons of reserves in the Illinois
Basin beginning in 2005
The installation of scrubbers by Eastern and
Midwestern utilities has increased demand for
the high sulfur coal in the Illinois Basin
Primary Coal Basins

68
79
Clarksburg
50
33
WEST VIRGINIA
Sutton
79

NEW MEXICO
371
Crownpoint
40

Northern Appalachia (3% of Reserves) San Juan Basin (4% of Reserves)
Northern Appalachia holdings consist of the
Federal and Upshur properties
Reserves are 100% owned and 98% have been
leased to operators
Our Lee Ranch property is located in the San
Juan Basin of northwestern New Mexico and
contains only surface coal mines
Increased production from 2006 to 2007,
whereas statewide coal production dropped
Other Coal Basins

Changes in Coal Reserves: 2002 – 2009 Coal Production
Reserves by Type – 2009 Net Royalties by Region – 2009 Reserves by Region – 2009
Coal – Operations
492.8
571.3
(235.5)
0
200
400
600
800
1000
         Reserves
12/31/01
       Production
2002-2009
       Acquired
2003-2009
828.6
0
5
10
15
20
25
30
35
40
2004 2005 2006 2007 2008 2009
Central Appalachia San Jaun Basin Illinois Basin Northern Appalachia
Central
Appalachia
69%
San Juan
Basin
14%
Illinois
Basin
11%
Northern
Appalachia 6%
Central
Appalachia
73%
San Juan
Basin
4%
Illinois
Basin
20%
Northern
Appalachia 3%
Steam
89%
Metallurgical
11%

Fees charged to lessees for
use of coal preparation and
loading facilities
JV formed in July 2004
– Fee-based revenues
– Predictable cash flows
Services
5% of Coal & NRM Net Revenue (1)
Approximately 243,000 acres
of forestland in Kentucky,
Virginia and West Virginia
– Premium quality hardwood
primarily used for furniture
Timber
4% of Coal & NRM Net Revenue (1)
In October 2007, we
purchased oil and gas
royalties located on 165,000
acres in eastern Kentucky
and southwestern Virginia
– Almost all of our oil and
gas royalty interests are
associated with leases of
these properties
Oil & Gas Royalties
2% of Coal & NRM Net Revenue (1)
Services, Timber & Oil & Gas Royalties

Represents 2009 Coal & NRM revenue less Coal Royalty expenses
(1)

Natural Gas Midstream 15

~ 1/3 of 2009 Adjusted EBITDA
(1)
(1)
Adjusted EBITDA is a non-GAAP financial measure. See Appendix for a reconciliation of Adjusted EBITDA to net income and cash flow from operations
Natural Gas Midstream Overview
47 80 8 Crossroads
8 20
AMIs with Range Resources
and a private E&P company
Marcellus
18 N/A 134
North
Texas
13 N/A 78 Arkoma
224 260 1,681 Panhandle
516 Hamlin
22 40 1,701 Crescent
375 N/A 588
Thunder
Creek
(25% JV)
2009
Volume
(MMcfd)
Processing
Capacity
(MMcfd)
Gathering
Pipeline
(Miles)
System
332 MMcfd 2009 Avg. System Throughput Vol:
400 MMcfd Natural Gas Processing Capacity:
4,118 Miles Gathering Pipeline:
Natural Gas Midstream Systems

Significant organic fee-based growth potential from Crossroads, Thunder Creek and
Marcellus project (initial start-up in late 2010 / early 2011)
Target hedging 50-60% of remaining commodity-sensitive volumes over 2 years
– Currently, 60% of 2010 and 58% of 2011 price-sensitive volumes are hedged
Additionally, many gas purchase / keep-whole contracts contain a processing fee floor
Volumes by Contract – 2004 Volumes by Contract – 2009
Since entering the midstream business, we have focused on reducing commodity price risk:
– Acquiring fee-based businesses (North Texas and Thunder Creek)
– Pursuing green field projects backed by fee-based contracts (Crossroads and
Marcellus)
– Converting a portion of existing keep-whole contracts to fee-based or POP
Hedged Midstream Business with
Growing Fee-Based Volumes
Fee-
Based
14%
Keep-
Whole
52%
Percent-of-
Proceeds
34%
Fee-Based
19%
Keep-
Whole
28%
Percent-of-
Proceeds
53%

Penn Virginia Resource Partners

Trillion Cubic Feet
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035

($/Bbl / $/MMBtu)

Average Gas Rig Count
Average Daily Production (Bcf/day)
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10

Gas Rig Count vs. Natural Gas Production
Lower 48 State On-Shore Gas Production
Oil-to-Natural Gas Price Ratio
Source: Energy Information Administration, Baker Hughes, and Bloomberg
Our assets are well positioned to benefit from
increasing activity in emerging resource plays:
– Granite Wash
– Marcellus Shale
– Haynesville Shale / Horizontal Cotton Valley
Attractive processing economics are expected to
persist
Well Positioned Asset Base
0
200
400
600
800
1000
1200
1400
1600
1800
50
52
54
56
58
60
62
64
66
Rig Count Production
0
2
4
6
8
10
12
14
16
18
20
Shale gas drives future
production growth
0.0x
5.0x
10.0x
15.0x
20.0x
25.0x
1990 1995 2000 2005 2010 2015 2020 2025 2030 2035
Conventional Shale Gas Coalbed Methane Oil Associated

Harper
Beaver
OKLAHOMA
BEAVER PLANT
Hansford
Ochiltree
Lipscomb
Ellis
SPEARMAN PLANT
Hutchinson
Roberts
Hemphill
Roger Mills
TEXAS
Carson
Gray
Wheeler

Gathering system in the Anadarko Basin of
Texas and Oklahoma
Comprised of a number of major gathering
systems and compressor stations
– Beaver / Spearman plants – 200 MMcfd of
inlet capacity
– Sweetwater plant – Acquired in July
2009,
60 MMcfd of inlet capacity
Approximately 203 producers pursuant to
332 contracts
Positioned to capitalize on the development
of the Granite Wash
Overview
Operating Statistics
Processing Plants 3
Processing Capacity (MMcfd) 260
Gathering System Length (miles) 1,681
Panhandle System

Crossroads
Gathering system in Oklahoma’s
Sooner Trend
Consists of 1,701 miles of pipeline
and 15 related compressor stations
– Crescent processing plant – NGL
recovery plant with capacity of
40 MMcfd
Wells are generally low-volume and
long-lived with large NGL quantities
Crescent Thunder Creek Gas Services
Hamlin Arkoma North Texas
Gathering system stretching over
West Central Texas with the Hamlin
processing plant located in Fisher
County, Texas
Consists of 500+ miles of pipeline
and 8 related compressor stations
– Hamlin plant – 20 MMcfd capacity
Consists of three separate stand-
alone gathering systems in
southeastern Oklahoma’s Arkoma
Basin
– Two systems are 100% owned,
third system is 49% owned
– Average 2009 throughput volume
of 13 MMcfd
Purchased 25% JV interest in
Thunder Creek from Kinder Morgan
Energy Partners (April ‘08) in
Wyoming’s Powder River Basin
– Devon Energy owns the other
75% interest
100% fee-based model
Average 2009 throughput volume of
375 MMcfd
Located in the southeast portion of
Harrison County, Texas
Anchored by a long-term
commitment under a fee-based
arrangement
80 MMcfd of inlet capacity
Centered around 5 major producers
Positioned for growth from
Haynesville Shale
Acquired gas gathering and
transportation assets in the Barnett
Shale play in the Fort Worth Basin
– 134 miles of gathering pipeline
– Approximately 240,000 acres
100% fee-based revenues
– Potential to increase revenues
through addition of processing,
treating and other services
Natural Gas Midstream – Other Systems

AMI with Range Resources in Lycoming, Bradford and Tioga Counties, PA
– PVR to provide gathering, compression and related services
– Range to initially dedicate over 75,000 acres with ongoing active lease acquisition program within the Area of Mutual Interest (“AMI”)
– Gathering system will have over 700 MMcfd of throughput capacity
Total capital investment:
– Expect $170 – $200 million
between 2010 and 2015
(approx. $60 million in
2010)
100% fee-based:
– Firm reservation charges
that provide a floor on
returns
– Additional volumetric fees
based upon delivered
volumes
Area Infrastructure and Range Positions
Tennessee 300 Line
•
Connects Gulf coast and
Rockies supply with
northeastern markets
•
Capability to move 400 MMcfd
of Marcellus production
Transco Leidy Lateral
•
Connects Leidy storage facility
with northeastern markets
•
Capability to move 1.5 Bcfd of
Marcellus production through
physical or backhaul transport
Columbia Gas Transmission / Columbia Gulf
Marcellus Fairway
Areas under development
Texas Eastern Transmission
Tennessee Gas Pipeline
Dominion Transmission
Transcontinental Gas Pipeline
Marcellus Project Provides Significant Fee-Based Growth

Penn Virginia Resource Partners

~15% CAGR
$ in Millions

$ in Millions

Distributable Cash Flow
(1)
vs. Distributions
Annual Adjusted EBITDA
(1)
$0
$40
$80
$120
$160
$200
2005 2006 2007 2008 2009
$0
$35
$70
$105
$140
$175
2005 2006 2007 2008 2009
Distributions DCF
(1)
Adjusted EBITDA and Distributable Cash Flows are non-GAAP financial measures. See Appendix for a reconciliations of these measures to GAAP financial measures
Relatively moderate maintenance capital
expenditure requirements
Target distribution coverage ratio of 1.2x
Target long-term debt / EBITDA ratio of < 3.5x
Growth financed 50% debt / 50% equity
Debt / Adjusted EBITDA
(1)
Average: 2.7x
0.0x
1.0x
2.0x
3.0x
4.0x
2005 2006 2007 2008 2009
Financial Overview

Conservative Pro Forma Leverage with Strong Liquidity Profile
Balance Sheet as of June 30, 2010
(1)
Adjusted EBITDA is a non-GAAP financial measure.  See Appendix for a reconciliation of Adjusted EBITDA to operating income and cash flows from operations
(2)
On August 13, 2010, PVR closed on an amended 5 year credit facility of $850 million
(3)
Revolver availability includes adjustment for $1.6 million in letters of credit
Conservative Capitalization
Total Debt 646.5 $
Partners' Capital 459.4
Total Capitalization 1,105.9 $
LTM Adjusted EBITDA
(1)
190.6
Debt / Adjusted EBITDA 3.4x
Debt / Capitalization 58%
Revolver Capacity
(2)
850.0
Revolver Availability
(3)
501.9

Diversified, Relatively Low-Risk Asset Base
Strategically Located Coal Reserves and Midstream Assets
Stable and Predictable Coal Royalty Business
Solid Balance Sheet and Attractive Yield
Stable Cash Flows and Distribution Coverage
Well Positioned to Capitalize on Partnership Momentum & Industry Trends
Hedged Midstream Business with Growing Fee-Based Volumes
Conclusion: Key Investment Highlights

25 Appendix • PVR / PVG Merger • Hedging Strategy • Financial Information

PVR and PVG will file a joint proxy statement/prospectus and other documents with the SEC in relation to the merger. Investors are urged to read these documents carefully when they become available because they will contain important information regarding PVR, PVG, and the transaction.  A definitive joint proxy statement/prospectus will be sent to unitholders of PVR and
PVG seeking their approvals as contemplated by the merger agreement. Once available, investors may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about PVR and PVG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting investor relations at 610-975-8204, or by accessing www.pvresource.com
or www.pvgpholdings.com. PVR, PVG, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in PVR’s and PVG’s Annual Reports on Form10-K for the year ended December 31,
2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus when it becomes available.
PVR / PVG Merger Legal Notices
Certain statements by PVR and PVG contained herein that are not descriptions of historical facts are “forward-looking”
statements by PVR and PVG within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,”
“intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, the anticipated benefits and other aspects of the proposed merger, future financial and operating results and expectations and intentions with respect to future operations and services, approval of the proposed transaction by PVR and PVG unitholders, the satisfaction of the closing conditions to the proposed transaction, and the timing of the completion of the proposed transaction.
Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those
expressed or implied by such forward-looking statements.   Many of the factors that will determine PVR’s and PVG's future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. PVR and PVG undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as the result of new information, future events or otherwise. These risks as well as other risks, uncertainties and contingencies are discussed in more detail in PVR’s and PVG's joint press release and public periodic filings with the Securities and Exchange Commission (“SEC”), including PVR’s and PVG's Annual Reports on Form 10-K for the year ended December 31, 2009 and most recent Quarterly
Reports on Form 10-Q.

PVR / PVG Merger - Transaction Summary
• The boards of directors of PVR and PVG have agreed to a merger of the two partnerships in a tax-free, 100% equity exchange
– Terms of the merger were approved by the conflicts committees and boards of PVR and
PVG
– The merger is subject to approval by a majority of each of PVR’s and PVG’s unitholders
– PVG has agreed to vote its approximate 37.6% interest in PVR units in favor of the merger
• PVG unitholders will receive 0.98 PVR limited partnership (“LP”) units in exchange for each
PVG LP unit they own
• The merger would result in 38.3 million additional PVR units being issued and the cancellation of the approximate 19.6 million PVR LP units currently owned by PVG
– Following the merger, the former PVG unitholders will own approximately 54% of PVR’s
LP units
• The merger would result in PVR owning its General Partner and the cancellation of PVG’s incentive distribution rights (“IDRs”)
• The PVR management team will continue in their current roles
• PVR’s unitholders will elect all of the directors of its general partner’s board of directors beginning in 2011
– All three of PVG’s independent directors are expected to join PVR’s board of directors
• The transaction is expected to result in dilution of PVR’s distributable cash flow per unit of approximately 1.0% in 2011
(a)
– Thereafter, the transaction is expected to be accretive as the economic benefits of the merger are realized
(a) Accretion / dilution calculations are based on management assumptions – see PVR/PVG merger presentation dated 9/22/2010

Current Structure
Penn Virginia
Resource Partners, L.P.
(NYSE: PVR)
Public
Unitholders
32.7 MM
Common Units
60.4% LP interest
Penn Virginia
GP Holdings, L.P.
(NYSE: PVG)
Public
Unitholders
39.1 MM
Common Units
100% LP interest
Penn
Virginia
Resource
GP, LLC
100% ownership
2% GP Interest
and Incentive
Distribution Rights
37.6% LP interest
19.6 MM PVR Common Units
Notes:
1) Chart displays simplified organizational structure
2) Units outstanding and ownership interests are
rounded approximations
Penn Virginia
Operating Co., LLC
and its subsidiaries

Post-Transaction Structure
Penn Virginia
Resource Partners, L.P.
(NYSE: PVR)
Public
Unitholders
71.0 Million
Common Units
100% LP interest
Penn Virginia
Operating Co., LLC
and its subsidiaries
Penn Virginia
Resource GP, LLC
100% (Indirect)
Non-economic GP interest
Notes:
1) Chart displays simplified organizational structure
2) Units outstanding and ownership interests are
rounded approximations

Expected Merger Benefits
The merger is expected to provide benefits to both PVR and PVG unitholders, including:
• Lower Cost of Capital
– Elimination of the IDRs will reduce PVR’s cost of capital
– Lower cost of capital enhances the cash accretion from investments in internal growth projects and acquisitions
– Strengthens PVR’s overall competitive position when pursuing growth opportunities
• Simplified Structure
– Provides a capital structure more easily understood by the investing public
– Streamlines governance of PVR
– Eliminates the potential for conflicts of interest from dual management roles
– Reduces G&A costs associated with the elimination of one publicly traded entity
• Enhanced Investor and Market Profile
– Improves transparency for debt and equity investors
– Attracts a broader investor base by increasing the public float and trading liquidity of the market for PVR’s LP units
– Provides PVR’s unitholders the right to elect all of the directors of its general partner’s board of directors
• Based on the exchange ratio and upon closing of the merger, PVG unitholders quarterly cash distributions will increase 18%

Derivative Hedging Strategy
• PVR is long NGLs and short natural gas
• Active hedge strategy to mitigate commodity price risk
– Exposed to “frac spread” risk through wellhead purchase
contract and to direct commodity price risk through percent-
of-proceeds contacts
• Current and future hedges
– 2010 hedges are 60% of current price-sensitive volumes
– 2011 hedges are 58% of current price-sensitive volumes
– Target hedging 50-60% of price sensitive exposure out 2 years
• Sensitivity to commodity price changes is expected to
decrease as a result of increasing fixed-fee volumes
from the Marcellus Shale, Thunder Creek and
Crossroads

$51.2
30.6
-
13.0
(4.8)
1.3
-
(4.6)
$86.7
$104.5
58.2
31.8
(11.4)
(38.5)
(0.2)
-
(14.5)
$129.9
($ in millions)
Year Ended December 31,
2009 2008 2007 2006 2005 2004
Net Income
DD&A
Impairments
Total derivative losses (gains)
Cash settlements of derivatives
Equity earnings from jv’s, net of distributions.
Other
Other CAPEX
Distributable Cash Flow
$34.3
18.6
-
-
-
0.6
-
(0.1)
$53.4
$73.9
37.5
-
13.2
(19.4)
1.3
4.6
(9.5)
$101.6
$56.6
41.5
-
50.2
(17.8)
(0.3)
-
(9.8)
$120.5
$65.2
70.2
1.5
22.7
3.0
(2.5)
-
(8.4)
$151.7
PVR - Historical Distributable Cash Flow Summary
Distributable Cash Flow Reconciliation

(in thousands)
2009 2008 2007 2006 2005
Reconciliation of net income to Adjusted EBITDA:
Net income $      65,215 $    104,500 $      56,623 $      73,928 $      51,161
Depreciation, depletion and amortization          70,235          58,166          41,512          37,493          30,628
Interest expense          24,653          24,672          17,338          18,821          14,054
EBITDA        160,103        187,338        115,473        130,242          95,843
Impairments            1,511          31,801                 -                   -                   -
Equity earnings, net of distributions received           (2,537)             (224)             (285)            1,317            1,269
Derivative losses (gains)          22,700         (11,357)          50,163          13,213          13,036
Net cash settlements of derivatives            3,000         (38,466)         (17,779)         (19,436)           (4,752)
Adjusted EBITDA $    184,777 $    169,092 $    147,572 $    125,336 $    105,396
Reconciliation of cash flows from operating
activities to Adjusted EBITDA:
Cash flows from operating activities $    159,972 $    139,176 $    127,824 $    107,344 $      93,712
Changes in operating assets and liabilities            5,308            6,529            2,243               (60)             (635)
Non-cash interest expense           (4,391)           (2,693)             (678)             (769)           (1,735)
Interest expense          24,653          24,672          17,338          18,821          14,054
Equity earnings, net of distributions received            2,537              224              285           (1,317)           (1,269)
Derivative gains (losses)         (22,700)          11,357         (50,163)         (13,213)         (13,036)
Cash settlement on derivatives           (3,000)          38,466          17,779          19,436            4,752
Impairments           (1,511)         (31,801)                 -                   -                   -
Other             (765)            1,408              845                 -                   -
EBITDA        160,103        187,338        115,473        130,242          95,843
Impairments            1,511          31,801                 -                   -                   -
Equity earnings, net of distributions received           (2,537)             (224)             (285)            1,317            1,269
Derivative losses (gains)          22,700         (11,357)          50,163          13,213          13,036
Net cash settlements of derivatives            3,000         (38,466)         (17,779)         (19,436)           (4,752)
Adjusted EBITDA $    184,777 $    169,092 $    147,572 $    125,336 $    105,396
Year Ended December 31,
PVR - Historical Adjusted EBITDA Summary
Reconciliation of Adjusted EBITDA